EXHIBIT 8.2

[Private letter ruling from the Internal Revenue Service]

Internal Revenue Service	Department of the Treasury
Washington, DC 20224

Index Numbers: 368.04-00, 355.01-00, 355.01-01	Third Party Communication: None Date of Communication: Not Applicable

Person To Contact: Amber R. Cook, ID No. 50-21646

Thomas M. Smith Vice President and Director of Taxes Weyerhaeuser Company Tax Department, CH1C28 33663 Weyerhaeuser Way South Federal Way, WA 98003	Telephone Number: (202) 622-7530 Refer Reply To: CC:CORP:B04 PLR-150746-06 Date: February 05, 2007

LEGEND:

Distributing	=	Weyerhaeuser Company
a Washington corporation
EIN: 91-0470860

Controlled	=	Domtar Corporation
a Delaware corporation
(formerly known as Weyerhaeuser TIA, Inc.)
EIN: 20-5901152

Controlled LLC	=	Domtar Paper Company, LLC
a Delaware limited liability company
(formerly known as Weyerhaeuser ELI, LLC)
EIN: 20-5915351

Controlled Sub 1	=	Domtar Delaware Investments Inc.
a Delaware corporation
EIN: 20-8266745

Controlled Sub 2	=	Domtar Delaware Holdings Inc.
a Delaware corporation
(formerly known as Weyerhaeuser ELI, Inc.)
EIN: 20-5915394

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Controlled Sub 3	=	Domtar Pacific Papers ULC
a Canadian unlimited liability company

Controlled Sub 4	=	Domtar (Canada) Paper Inc.
a Canadian corporation
(formerly known as Weyerhaeuser Yukon, Inc.)

Controlled Sub 5	=	Domtar Pulp and Paper Products Inc.
a Canadian corporation

Controlled Sub 6	=	4388216 Canada Inc.
a Canadian corporation

Target	=	Domtar Inc.
a Canadian corporation

Sub 1	=	Weyerhaeuser International
a Washington corporation
EIN: 91-0782756

Sub 2	=	Weyerhaeuser Holdings, Ltd.
a Canadian corporation

Sub 3	=	Weyerhaeuser Company Limited
a Canadian corporation
EIN: 93-0463478

Sub 4	=	Weyerhaeuser Saskatchewan Ltd.
a Canadian corporation
EIN: 98-0353161

Business A	=	wood products

Business B	=	fine paper

Country X	=	Canada

a	=	2,017,770

b	=	1

c	=	89

d	=	11

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e	=	10

f	=	1.35 billion

g	=	20

Dear Mr. Smith:

This letter responds to your authorized representative’s letter dated October 25, 2006, requesting rulings on certain federal income tax consequences of a series of proposed transactions. The information provided in that letter and in later correspondence is summarized below.

The rulings contained in this letter are based on facts and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. This office has not verified any of the materials submitted in support of the request for rulings. Verification of the information, representations, and other data may be required as part of the audit process. Moreover, this office has not reviewed any information pertaining to, and has made no determination regarding, whether the Distribution (described below): (i) satisfies the business purpose requirement of § 1.355-(2)(b) of the Income Tax Regulations, (ii) is used principally as a device for the distribution of the earnings and profits of the distributing corporation or the controlled corporation or both (see § 355(a)(1)(B) of the Internal Revenue Code and §1.355-2(d)), or (iii) is part of a plan (or series of related transactions) pursuant to which one or more persons will acquire directly or indirectly stock representing a 50-percent or greater interest in the distributing corporation or the controlled corporation (see § 355(e) and § 1.355-7).

SUMMARY OF FACTS

Distributing is the common parent of an affiliated group that files a consolidated federal income tax return. Distributing’s common stock (the “Distributing Common Stock”) is widely held and regularly traded on an established securities market. Three shareholders report owning more than five percent of the Distributing Common Stock. In addition, Distributing has reserved a shares of Distributing Common Stock for issuance upon the exchange of a special class of exchangeable shares (the “Exchangeable Shares”) issued by Sub 3. Upon such exchange, the Exchangeable Shares would represent less than b percent of the outstanding Distributing Common Stock. Holders of Exchangeable Shares have the following rights: (i) the right to exchange such shares for shares of Distributing Common Stock on a one-to-one basis; (ii) the right to receive dividends from Sub 3, on a per-share basis, in amounts that are the same as, and are payable at the same time as, dividends declared on the Distributing Common Stock; and (iii) the right to vote at all shareholder meetings at

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which Distributing’s shareholders are entitled to vote on the basis of one vote per Exchangeable Share; and (iv) the right to participate in a liquidation of Distributing on a pro-rata basis with the holders of the Distributing Common Stock.

Distributing wholly owns Sub 1. Sub 1 wholly owns Sub 2 and approximately c percent of the outstanding common stock of Sub 3. Sub 2 owns the remaining d percent of the outstanding common stock of Sub 3. Sub 3 wholly owns Sub 4.

Distributing, either directly through its divisions or through its subsidiaries, conducts various businesses, including Business A and Business B. Sub 3 and Sub 4 hold certain assets used in Business B. Distributing may have been or may be a United States real property holding corporation (as defined in § 897(c)(2)) at some point during the five-year period ending on the date of the Distribution.

In connection with the Proposed Transactions (described below), Distributing formed Controlled and various other entities. Controlled has a single class of common stock outstanding (the “Controlled Common Stock”). Distributing directly owns all of the Controlled Common Stock and all of the limited liability interests of Controlled LLC, an entity intended to be disregarded as separate from its owner for federal tax purposes under § 301.7701-3 of the Procedure and Administration Regulations. Controlled LLC wholly owns Controlled Sub 1 and, together with Controlled Sub 1, wholly owns Controlled Sub 2; Controlled LLC owns all of the voting common stock of Controlled Sub 2, and Controlled Sub 1 owns all of the nonvoting common stock of Controlled Sub 2. Controlled Sub 2 wholly owns Controlled Sub 3, which owns all of the outstanding common stock of Controlled Sub 4. Controlled Sub 4 wholly owns Controlled Sub 5 and Controlled Sub 6.

Controlled has adopted a shareholders rights plan, which provides its shareholders with the right to acquire Controlled Common Stock at a discount if a person or group acquires e percent or more of the outstanding Controlled Common Stock (the “Rights Plan”).

Distributing has submitted financial information indicating that Business A and Business B (as conducted by Distributing) each has had gross receipts and operating expenses representing the active conduct of a trade or business for each of the past five years.

PROPOSED TRANSACTIONS

For what are represented as valid business reasons, Distributing has proposed the following series of transactions (the “Proposed Transactions”):

(i) Distributing will contribute all of its Business B assets to Controlled LLC in exchange for additional limited liability interests of Controlled LLC and the assumption of certain liabilities associated with the Business B assets (the “U.S. Asset Contribution”).

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(ii) Immediately before or simultaneously with the U.S. Asset Contribution, Distributing will cause Sub 3 and Sub 4 to each transfer their Business B assets (the “Country X Assets”) to Controlled Sub 5 in a transaction that will constitute a taxable sale of assets for federal income tax purposes (the “Country X Asset Transfer”). Distributing will contribute the cash necessary to fund the purchase of the Country X Assets to Controlled LLC, which, in turn, will cause the cash to be transferred to Controlled Sub 5.

In connection with foreign tax planning, Controlled Sub 5 may also issue non-voting, redeemable preferred stock as additional consideration and lend cash (previously contributed by Distributing) to Sub 3 and Sub 4 in exchange for a note (the “Note”) with terms and conditions that “mirror” the terms and conditions of the preferred stock. Less than one year after the initial transfer of the Country X Assets, Controlled Sub 5 will redeem the preferred stock, setting off the obligation to pay the redemption price against the amount owing under the Note, or Sub 3 and Sub 4 will engage in other transactions under which they will dispose of the redeemable preferred stock. It is expected that the cash paid for the Country X Assets will be retained by Sub 3 and Sub 4 and be used for general business purposes in Country X, including repayment of third-party and related-party debt.

(iii) Controlled will borrow approximately $f from one or more unrelated third party lenders. Immediately following such borrowing, Distributing will contribute all of the limited liability interests of Controlled LLC to Controlled in exchange for additional shares of Controlled Common Stock and approximately $f in cash (the “Cash Amount”) (collectively, the “Contribution”).

As promptly as practicable after the Distribution and in any event not later than the first anniversary of the Distribution, Distributing will use the Cash Amount to retire existing indebtedness of Distributing in accordance with § 361(b)(3).

(iv) At Distributing’s election, Distributing will either:

a.	Distribute (or cause to be distributed) all of the Controlled Common Stock on a pro rata basis (the “Spinoff”) to holders of Distributing Common Stock (the “Distributing Shareholders” or individually, a “Distributing Shareholder”) and to holders of the Exchangeable Shares (the “Exchangeable Shareholders,” and together with the Distributing Shareholders, the “Eligible Holders”); or

b.

Offer (or cause to be offered) to holders of Distributing Common Stock and to holders of Exchangeable Shares, the right to exchange all or a portion of their Distributing Common Stock or Exchangeable Shares for Controlled Common Stock (the “Splitoff”). Distributing will, as promptly as practicable, distribute (or cause to be distributed) any shares of Controlled Common Stock that are not subscribed for in the exchange offer to all of the Eligible Holders on a pro rata basis (the “Clean-up Spinoff”). If the Splitoff is oversubscribed,

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Distributing will prorate the excess represented by the oversubscribed shares as a reduction among all of the tendering shareholders.

The shares of Controlled Common Stock transferred to the Exchangeable Shareholders are not expected to exceed b percent of the outstanding Controlled Common Stock. Under the laws of Country X, the transfer of the shares of Controlled Common Stock (whether the Distribution takes the form of a Spinoff or Splitoff) to the Exchangeable Shareholders will generally constitute a taxable transaction to those holders.

Distributing will transfer (or cause to be transferred), by book-entry or certificate, to one or more bank or trust companies, acting on behalf of the Distributing Shareholders and the Exchangeable Shareholders, all of the Controlled Common Stock with irrevocable instructions to deliver the shares to the Distributing Shareholders and the Exchangeable Shareholders who participate in the Spinoff, or in the case of a Splitoff, to the Distributing Shareholders and the Exchangeable Shareholders who participate in the Splitoff and any Clean-up Spinoff. The portion of the distribution of Controlled Common Stock to the Distributing Shareholders will be referred to herein as the “Distribution”.

(v) Immediately after the Distribution and pursuant to a plan of arrangement under the laws of Country X, Controlled will acquire indirectly all of the common stock of Target, a Country X corporation, from the shareholders of Target in exchange for newly-issued shares of Controlled Common Stock plus shares of Controlled Sub 4 stock (the “Acquisition”). The shares of Controlled Sub 4 stock issued in the Acquisition (the “Controlled Sub 4 Shares”) will be exchangeable into shares of Controlled Common Stock. If all of the Controlled Sub 4 Shares were exchanged for shares of Controlled Common Stock, they, together with the Controlled Common Stock acquired by the Target shareholders, would constitute less than 50 percent of the Controlled Common Stock outstanding immediately after the Acquisition. After consummation of the Proposed Transactions, shareholders (and, in the case of a Splitoff, former shareholders) of Distributing will own more than 50 percent of the Controlled Common Stock measured by vote and value, even after taking into account the future exchange of all Controlled Sub 4 Shares for shares of Controlled Common Stock.

In conjunction with the Proposed Transactions, Distributing and Controlled will enter into several agreements relating to the separation of Business B from Distributing’s other lines of business, such as certain supply agreements with an expected term of g years, services agreements and a joint purchase agreement that would allow Distributing and Controlled the benefit of combined bulk purchases from various suppliers. Distributing and Controlled will also enter into certain continuing transactions between the companies, including certain transitional agreements and a tax sharing agreement, and make certain payments to each other following the consummation of the Proposed Transactions if the closing working capital of Controlled falls outside certain parameters (the “Working Capital Adjustment”).

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REPRESENTATIONS

Distributing makes the following representations regarding the Contribution described above in step (iii) and the Distribution described above in step (iv):

(a)	Indebtedness, if any, owed by Controlled to Distributing after the Distribution will not constitute stock or securities.

(b)	The fair market value of the Controlled Common Stock and other consideration to be received by each shareholder of Distributing will be approximately equal to the fair market value of the Distributing Common Stock surrendered by the shareholder in the exchange.

(c)	No part of the consideration to be distributed by Distributing with respect to the Distributing Common Stock will be received by any shareholder of Distributing as a creditor, employee or in any capacity other than that of a shareholder of Distributing.

(d)	Distributing does not have restricted stock issued.

(e)	The five years of financial information submitted on behalf of Business A and Business B as conducted by Distributing is representative of the present operations of Business A and Business B and, with regard to such businesses, there have been no substantial operational changes since the date of the last financial statements submitted.

(f)	Following the Distribution, Distributing and Controlled will each continue the active conduct of its business, independently and with its separate employees.

(g)	The Distribution is being carried out for the corporate business purpose of facilitating the acquisition of Target by Controlled. The Distribution is motivated, in whole or substantial part, by this corporate business purpose.

(h)	The Distribution is not used principally as a device for the distribution of the earnings and profits of Distributing or Controlled or both.

(i)

The total fair market value of the assets transferred to Controlled in the Contribution will exceed the sum of (i) the amount of any liabilities assumed (within the meaning of § 357(d)) by Controlled in connection with the exchange, (ii) the amount of any liabilities owed to Controlled by Distributing that are discharged or extinguished in connection with the exchange, and (iii) the amount of the cash and the fair market value of any other property (other than stock and securities permitted to be received under § 361(a) without the recognition of gain) received by Distributing in connection with the exchange. The fair market value

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of the assets of Controlled will exceed the amount of its liabilities immediately after the exchange.

(j)	The total adjusted basis and the fair market value of the assets transferred to Controlled by Distributing each will equal or exceed the sum of (i) the liabilities assumed (as determined under § 357(d)) by Controlled and (ii) the fair market value of any other property (within the meaning of § 361(b)) and the amount of any money transferred by Controlled to Distributing that is distributed to the shareholders of Distributing or transferred to the creditors of Distributing pursuant to the plan of reorganization.

(k)	Any liabilities assumed (within the meaning of § 357 (d)) by Controlled in the transactions were incurred in the ordinary course of business and are associated with the assets being transferred.

(l)	The total fair market value of the assets transferred in the Contribution will be equal to or exceed the adjusted basis of those assets.

(m)	No indebtedness between Distributing (and its subsidiaries) and Controlled (and its subsidiaries) has been or will be canceled in connection with the Distribution other than in connection with the possible issuance of the Note and the settlement of open intercompany account balances attributable to normal business operations of Distributing and its subsidiaries prior to the Distribution.

(n)	No intercorporate debt will exist between Distributing (and its subsidiaries) and Controlled (and its subsidiaries) at the time of, or subsequent to, the Distribution, except for the possible issuance of the Note, amounts payable pursuant to the Working Capital Adjustment and payables arising under transitional agreements or otherwise in the ordinary course of business.

(o)	Immediately before the Distribution, items of income, gain, loss, deduction and credit will be taken into account as required by the applicable intercompany transaction regulations (see § 1.1502-13 and § 1.1502-14 as in effect before the publication of T.D. 8597, 1995-2 C.B. 147 and as currently in effect; § 1.1502-13 as published by T.D. 8597). Further, Distributing’s excess loss account, if any, with respect to its shares of Controlled Common Stock will be included in income immediately before the Distribution (see § 1.1502-19).

(p)	Except for certain payments that will be made in connection with the Working Capital Adjustment, the tax sharing agreement and certain transitional service agreements, payments made in connection with all continuing transactions, if any, between Distributing and Controlled will be for fair market value based on terms and conditions arrived at by the parties bargaining at arm’s length.

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(q)	No two parties to the transaction are investment companies as defined in §368(a)(2)(F)(iii) and (iv).

(r)	For purposes of § 355(d), immediately after the Distribution, no person (determined after applying § 355(d)(7)) will hold stock possessing 50 percent or more of the total combined voting power of all classes of Distributing Common Stock entitled to vote, or 50 percent or more of the total value of shares of all classes of Distributing Common Stock, that was acquired by purchase (as defined in § 355(d)(5) and (8)) during the five-year period (determined after applying § 355(d)(6)) ending on the date of the Distribution.

(s)	For purposes of § 355(d), immediately after the Distribution, no person (determined after applying § 355(d)(7)) will hold stock possessing 50 percent or more of the total combined voting power of all classes of Controlled Common Stock entitled to vote, or 50 percent or more of the total value of shares of all classes of Controlled Common Stock, that was either (i) acquired by purchase (as defined in § 355(d)(5) and (8)) during the five-year period (determined after applying § 355(d)(6)) ending on the date of the Distribution or (ii) attributable to distributions on Distributing Common Stock that was acquired by purchase (as defined in § 355(d)(5) and (8)) during the five-year period (determined after applying § 355(d)(6)) ending on the date of the Distribution.

(t)	The Distribution is not part of a plan or series of related transactions (within the meaning of §1.355-7) pursuant to which one or more persons will acquire directly or indirectly stock representing a 50 percent or greater interest (within the meaning of §355(d)(4)) in Distributing or Controlled (including any predecessor or successor of any such corporation).

(u)	Distributing will transfer the Cash Amount to certain unrelated third-party creditors of Distributing in retirement of its outstanding debt. Such debt will have been outstanding prior to any initial discussions regarding the Proposed Transactions by the board of directors of Distributing.

(v)	The payment of cash in lieu of fractional shares of Controlled Common Stock by the exchange agent is solely for the purpose of avoiding the expense and inconvenience to Controlled of issuing fractional shares and will not represent separately bargained-for consideration. The total cash consideration to be paid in lieu of fractional shares of Controlled Common Stock will not exceed one percent of the total consideration that will be issued in the Distribution. The fractional share interests of each Controlled shareholder will be aggregated, and no Distributing shareholder will receive cash in an amount equal to or greater than the value of one full share of Controlled Common Stock.

(w)	Neither Distributing nor Controlled is a “disqualified investment corporation” as defined in § 355(g)(2)(A).

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(x)	The income tax liability for the taxable year in which investment credit property (including any building to which § 47(d) applies) is transferred will be adjusted pursuant to § 50(a)(1) or (a)(2) (or § 47, as in effect before amendment by Public Law 101-508, Title 11, 104 Stat, 1388, 536 (1990), if applicable) to reflect an early disposition of any such property with respect to which the recapture period has not closed or to which § 50(a)(2) applies.

(y)	The preferred stock purchase rights are the type of rights described in Rev. Rul. 90-11, 1990-1 C.B. 10.

RULINGS

Based solely on the information and representations submitted, we rule as follows on the Contribution and the Distribution:

(1)	The Contribution followed by the Distribution (whether effected as a Spinoff or a Splitoff followed by a Clean-up Spinoff (if any)) will qualify as a reorganization under § 368(a)(1)(D). Distributing and Controlled each will be “a party to a reorganization” under § 368(b).

(2)	Distributing will not recognize any gain or loss on the Contribution (§ 357(a), § 361(a), § 361(b)(1)(A), and § 361(b)(3)).

(3)	Controlled will not recognize any gain or loss on the Contribution (§ 1032(a)).

(4)	Controlled’s basis in each asset received in the Contribution will be the same as the basis of that asset in the hands of Distributing immediately before its transfer (§ 362(b)).

(5)	Controlled’s holding period in each asset received from Distributing in the Contribution will include the period during which Distributing held that asset (§ 1223(2)).

(6)	Distributing will not recognize any gain or loss on the Distribution (whether effected as a Spinoff or a Splitoff followed by a Clean-up Spinoff (if any)) (§ 361(c)).

(7)	Except to the extent required under § 897 with respect to foreign shareholders of Distributing who own or owned during the five years preceding the Distribution more than five percent of the fair market value of any class of Distributing stock (if any), the Distributing Shareholders will not recognize any gain or loss (and will not otherwise include any amount in income) on the receipt of shares of Controlled Common Stock in the Distribution (whether effected as a Spinoff or a Splitoff followed by a Clean-up Spinoff (if any)) (§ 355(a)(1)).

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(8)	Except in the case of a Distributing Shareholder who recognizes gain or loss under § 897, if the Distribution is effected as a Splitoff, the aggregate basis of the Controlled Common Stock received by each Distributing Shareholder in the exchange will be the same as the shareholder’s aggregate basis in the Distributing Common Stock surrendered in the exchange, allocated in the manner described in § 1.358-2 (§ 358(a)(1), (b) and (c)). Otherwise, except in the case of a Distributing Shareholder who recognizes gain or loss under § 897, if the Distribution is effected as a Spinoff, or if the Splitoff is followed by the Clean-up Spinoff, the aggregate basis of the Distributing Common Stock and the Controlled Common Stock in the hands of each Distributing Shareholder immediately after the Distribution (as adjusted under § 1.358-1) will be the same as the shareholder’s aggregate basis in the Distributing Common Stock held immediately before the Distribution, allocated in the manner described in § 1.358-2 (§ 358(a)(1), (b) and (c)).

(9)	Except in the case of a Distributing Shareholder who recognizes gain or loss under § 897, the holding period of the Controlled Common Stock in the hands of each Distributing Shareholder will include the holding period of (a) the Distributing Common Stock surrendered in the exchange therefor in the case of a Splitoff or (b) the Distributing Common Stock on which the distribution was made in the case of a Spinoff or Clean-up Spinoff, provided the Distributing Common Stock is held as a capital asset on the date of the Distribution (§ 1223(1)).

(10)	Earnings and profits, if any, will be allocated between Distributing and Controlled in accordance with §§ 312(h), 1.312-10(a) and 1.1502-33(e)(3).

(11)	A shareholder who receives cash in the lieu of a fractional share of Controlled Common Stock will recognize gain or loss measured by the difference between the amount of the cash received and the basis of the fractional share, as determined above in ruling (8) (§ 1001). Any gain or loss will be treated as capital gain or loss, provided the fractional share of Controlled Common Stock would be held as a capital asset on the date of the Distribution (§§ 1221 and 1222).

(12)	The adoption of the Rights Plan will not constitute the distribution of stock or property by Distributing to its shareholders, an exchange of property or stock (either taxable or nontaxable), or any other event giving rise to the realization of gross income by Distributing, Controlled or any shareholder of Distributing.

CAVEATS

We express no opinion about the tax treatment of the Proposed Transactions under other provisions of the Code and regulations or the tax treatment of any condition existing at the time of, or effects resulting from, the Proposed Transactions that are not specifically covered by the above rulings. In particular, no opinion is expressed regarding:

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(i)	Whether the Distribution satisfies the business purpose requirement of § 1.355-2(b);

(ii)	Whether the Distribution is used principally as a device for the distribution of the earnings and profits of Distributing or Controlled (see §§ 355(a)(1)(B) and 1.355-2(d));

(iii)	Whether the Distribution and an acquisition or acquisitions are part of a plan (or series of related transactions) under § 355(e)(2)(A)(ii);

(iv)	The federal income tax treatment of the distribution of Controlled Common Stock to the Exchangeable Shareholders;

(v)	The federal income tax treatment of the Acquisition;

(vi)	The federal income tax consequences of any payments made for less than fair market value in connection with the tax sharing agreement and certain service agreements that are transitional in nature;

(vii)	The federal income tax treatment of the Country X Asset Transfer;

(viii)	The treatment of any of these transactions under subpart F, including whether the Country X Asset Transfer will give rise to subpart F income;

(ix)	The consequences to any person under § 897 as a result of the transactions described above, including but not limited to (a) whether any gain is recognized under § 897 and (b) whether Distributing was at any time a United States real property holding corporation during the five-year period immediately preceding the date of the Distribution; and

(x)	The consequences under § 367 to any transaction described above.

PROCEDURAL STATEMENTS

This ruling letter is directed only to the taxpayer who requested it. Section 6110(k)(3) provides that it may not be used or cited as precedent.

A copy of this letter must be attached to any income tax return to which it is relevant. Alternatively, taxpayers filing their returns electronically may satisfy this requirement by attaching a statement to their return that provides the date and control number of the letter ruling.

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In accordance with the power of attorney on file with this office, a copy of this letter is being sent to your authorized representatives.

Sincerely,

/s/ Richard K. Passales
Richard K. Passales
Senior Counsel, Branch 4
Associate Chief Counsel (Corporate)